Exhibit 8.1

                                                           October 31, 1997


The Chase Manhattan Bank
450 West 33rd Street, 10th Floor
New York, NY  10001

        Re:  Access Financial Mortgage Loan Trust 1997-3

Ladies and Gentlemen:

     We have acted as special tax counsel in connection with the issuance and delivery of certain mortgage loan pass-through certificates denominated Access Financial Mortgage Loan Trust 1997-3 (the "Trust") Mortgage Loan Pass-Through Certificates, Series 1997-3, Class A, pursuant to a Pooling and Servicing Agreement dated as of October 1, 1997 (the "Pooling and Servicing Agreement") among Access Financial Lending Corp., as seller (the "Seller") and master servicer, Access Financial Receivables Corp., as transferor (the "Transferor"), and The Chase Manhattan Bank, as trustee (the "Trustee").

     As special tax counsel, we have examined such documents as we deemed appropriate for the purposes of rendering the opinions set forth below, including the following: (a) the Prospectus, dated November 7, 1996, as supplemented by the Prospectus Supplement, dated October 23, 1997, (b) the Sub-Servicing Agreement dated as of October 1, 1997 among the Seller, the Trustee, and LSI Financial Group, and (c) an executed copy of the Pooling and Servicing Agreement and the exhibits attached thereto.

     Terms capitalized herein and not otherwise defined herein shall have their respective meanings as set forth in the Pooling and Servicing Agreement.

     Based upon the foregoing and upon the assumptions set forth below, we are of the opinion, under the laws of the United States, New York State and New York City in effect as of the date hereof, that:

     1. Under current law and assuming compliance with the Pooling and Servicing Agreement, (a) each of the Lower-Tier REMIC and the Upper-Tier REMIC will constitute a REMIC under the Internal Revenue Code of 1986, as amended (the "Code"), (b) the Lower Tier Interests will constitute


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"regular  interests,"  and the Class RL  Certificate  will  constitute  the sole
"residual interest," in the Lower-Tier REMIC, and (c) the Class A Certificates will constitute "regular interests," and the Class RU Certificates will constitute the sole "residual interest," in the Upper-Tier REMIC.

     2. Neither the legal entity which constitutes the Trust nor any subtrust of the Trust will be an association taxable as a corporation.

     3. As a consequence of the qualification of the Trust as REMICs, the Class A Certificates (the "Regular Interest Certificates") will be treated as "regular. . . interest(s) in a REMIC" under Section 7701(a)(19)(C) of the Code and "real estate assets" under Section 856(c) of the Code, provided that if less than 95 percent of the assets held by the Trust during any calendar year are comprised of assets qualifying under the above cited Sections of the Code, the Regular Interest Certificates will qualify under each of these Sections of the Code only in the same proportion that the assets in the Trust consist of qualifying assets under each of such Sections. In addition, as a consequence of the qualification of the Trust as REMICs, interest on the Regular Interest Certificates will be treated as "interest on obligations secured by mortgages on real property" under Section 856(c) of the Code to the extent that such Regular Interest Certificates are treated as "real estate assets" under Section 856(c) of the Code, and the Regular Interest Certificates will qualify as "evidence of indebtedness" under Section 582(c)(1) of the Code.

     4. Neither the Trust nor any subtrust of the Trust will constitute a "taxable mortgage pool" within the meaning of Section 7701(i) of the Code.

     This opinion is for the benefit of the addressees hereof only, and it may not be relied on by any other party or quoted without our express consent in writing.

                                                     Very truly yours,

                                                     DEWEY BALLANTINE